UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On June 19, 2017, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that certain institutional holders of CEMEX’s 3.75% Convertible Subordinated Notes due 2018 (the “Notes”) are expected to convert approximately $325 million aggregate principal amount of the Notes in exchange for an estimated 43 million American Depositary Shares (“ADSs”) of CEMEX. CEMEX is not paying any cash to these holders in connection with these conversions. Following the closing of these transactions, approximately $365 million aggregate principal amount of the Notes will remain outstanding. The closing of these transactions are subject to customary closing conditions. The ADSs being issued are exempt from registration pursuant to Section 3(a)(9) under the U.S. Securities Act of 1933, as amended. This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell or buy any securities of CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	June 19, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller